Exhibit 99.1

TORONTO, November 26, 2014

Not for distribution to U.S. News Wire Services or dissemination in the United States.

FAIRFAX INDIA HOLDINGS CORPORATION FILES PRELIMINARY PROSPECTUS FOR INITIAL PUBLIC OFFERING OF SUBORDINATE VOTING SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax Financial”) and Fairfax India Holdings Corporation (“Fairfax India” or the “Company”) announce that the Company has filed a preliminary prospectus with the securities regulatory authorities of all provinces and territories in Canada and obtained a receipt therefor in respect of its initial public offering (the “Offering”) of subordinate voting shares (“Subordinate Voting Shares”).

Fairfax India is an investment holding company whose investment objective is to achieve long-term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India (“Indian Investments”). Generally, subject to compliance with applicable law, Indian Investments will be made with a view to acquiring control or significant influence positions.

Fairfax Financial has taken the initiative to create the Company. Fairfax Financial is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

In addition to the public offering of Subordinate Voting Shares, and as a condition to the closing of the Offering, the Company will issue to Fairfax Financial, either directly or to one or more of Fairfax Financial’s subsidiaries, 30,000,000 multiple voting shares of the Company, on a private placement basis, for an aggregate purchase price of US$300 million. Further, cornerstone investors have committed to subscribe for, on a private placement basis, approximately US$200 million of Subordinate Voting Shares.  The aggregate equity commitment by the cornerstone investors, together with Fairfax Financial, is approximately US$500 million.

“We are excited to launch, for the first time in our nearly 30-year history, a new company sponsored and promoted by Fairfax Financial — a company focused purely on the potential of India and Indian businesses,” said Prem Watsa, Chairman of Fairfax Financial and Fairfax India. “We believe India will be transformed by the business-friendly government of Prime Minister Modi — and Fairfax India, with our resources and expertise in India developed over the last 15 years, will be well positioned to make excellent significant long-term investments in businesses with experienced and ethical management teams.”

The Offering is being led by RBC Capital Markets, BMO Capital Markets, CIBC, Scotiabank and National Bank Financial Inc.

The preliminary prospectus has not yet become final for the purpose of a distribution of securities to the public. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale or acceptance of an offer to buy these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the time a receipt for the final prospectus or other authorization is obtained from the securities commission or similar authority in such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933. Copies of the preliminary prospectus will be available on SEDAR at www.sedar.com.

Completion of the Company’s initial public offering is subject to the receipt of customary approvals, including regulatory approvals.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects Fairfax Financial’s and the Company’s current expectations regarding future events. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Fairfax Financial’s or the Company’s control, that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, failure to complete the Offering and related transactions, and the factors discussed under “Risk Factors” in the preliminary prospectus of the Company dated November 26, 2014. Neither Fairfax Financial nor the Company undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

For further information contact:

Paul Rivett President Fairfax Financial Holdings Limited Tel: (416) 367-4942	Chandran Ratnaswami Chief Executive Officer Fairfax India Holdings Corporation Tel: (416) 367-4941